ALPHA BANK









Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, July 19, 2006
Our reference No.13.1.76

Attention: Special Counsel, Office of
International Corporate Finance



RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK



A.J. BILIONI O.J. YANNACOPOULOU

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr


ALPHA BANK



**Purchase of treasury shares [18.7.2006]**

Alpha Bank makes reference to the resolution of its Annual Meeting of Shareholders of 18.4.2006, to purchase treasury shares, in accordance with art.16, par.5 of corporate law 2190/1920. According to the aforementioned resolution, Alpha Bank may proceed, until 17.4.2007, to the purchase of up to 3% of its total outstanding paid-in share capital, at the lower limit share purchase price of Euro 3.90 and upper limit share purchase price, Euro 26.00.

The Board of Directors of Alpha Bank, at its meeting on 18.7.2006, decided the termination as of 20.7.2006, of the current share buyback period (22.5.2006 to 20.10.2006), and the initiation of a new time period from 21.7.2006 to 17.4.2007, for the purchase of up to 6,230,552 treasury shares at the lower and upper limit share purchase price of Euro 3.90 and Euro 26.00, respectively.